UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Information to be included in statements filed pursuant to § 240.13d-1(a)

and amendments thereto filed pursuant to § 240.13d-2(a)

(Amendment No. 2)*

Achillion Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

00448Q201

(CUSIP number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210

Cambridge, MA 02142

617.949.2200

(Name, address and telephone number of person authorized to receive notices and communications)

August 20, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

CUSIP No. 00448Q201	13D	Page 2 of 18 Pages

1.	Names of reporting persons Clarus Lifesciences II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 share
	8.	Shared voting power 12,259,427 shares
	9.	Sole dispositive power 0 share
	10.	Shared dispositive power 12,259,427 shares
11.	Aggregate amount beneficially owned by each reporting person 12,259,427 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 00448Q201	13D	Page 3 of 18 Pages

1.	Names of reporting persons Clarus Ventures II GP, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 share
	8.	Shared voting power 12,259,427 shares
	9.	Sole dispositive power 0 share
	10.	Shared dispositive power 12,259,427 shares
11.	Aggregate amount beneficially owned by each reporting person 12,259,427 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 00448Q201	13D	Page 4 of 18 Pages

1.	Names of reporting persons Clarus Ventures II, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 share
	8.	Shared voting power 12,259,427 shares
	9.	Sole dispositive power 0 share
	10.	Shared dispositive power 12,259,427 shares
11.	Aggregate amount beneficially owned by each reporting person 12,259,427 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0%
14.	Type of reporting person (see instructions) OO

CUSIP No. 00448Q201	13D	Page 5 of 18 Pages

1.	Names of reporting persons Robert Liptak
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 share
	8.	Shared voting power 12,259,427 shares
	9.	Sole dispositive power 0 share
	10.	Shared dispositive power 12,259,427 shares
11.	Aggregate amount beneficially owned by each reporting person 12,259,427 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 00448Q201	13D	Page 6 of 18 Pages

1.	Names of reporting persons Nicholas Simon
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 33,750 shares
	8.	Shared voting power 12,259,427 shares
	9.	Sole dispositive power 33,750 shares
	10.	Shared dispositive power 12,259,427 shares
11.	Aggregate amount beneficially owned by each reporting person 12,293,177 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 00448Q201	13D	Page 7 of 18 Pages

1.	Names of reporting persons Nicholas Galakatos
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 share
	8.	Shared voting power 12,259,427 shares
	9.	Sole dispositive power 0 share
	10.	Shared dispositive power 12,259,427 shares
11.	Aggregate amount beneficially owned by each reporting person 12,259,427 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 00448Q201	13D	Page 8 of 18 Pages

1.	Names of reporting persons Dennis Henner
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 share
	8.	Shared voting power 12,259,427 shares
	9.	Sole dispositive power 0 share
	10.	Shared dispositive power 12,259,427 shares
11.	Aggregate amount beneficially owned by each reporting person 12,259,427 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 00448Q201	13D	Page 9 of 18 Pages

1.	Names of reporting persons Jeffrey Leiden
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 share
	8.	Shared voting power 12,259,427 shares
	9.	Sole dispositive power 0 share
	10.	Shared dispositive power 12,259,427 shares
11.	Aggregate amount beneficially owned by each reporting person 12,259,427 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 00448Q201	13D	Page 10 of 18 Pages

1.	Names of reporting persons Kurt Wheeler
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 share
	8.	Shared voting power 12,259,427 shares
	9.	Sole dispositive power 0 share
	10.	Shared dispositive power 12,259,427 shares
11.	Aggregate amount beneficially owned by each reporting person 12,259,427 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 00448Q201	13D	Page 11 of 18 Pages

1.	Names of reporting persons Michael Steinmetz
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization German Citizen
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 share
	8.	Shared voting power 12,259,427 shares
	9.	Sole dispositive power 0 share
	10.	Shared dispositive power 12,259,427 shares
11.	Aggregate amount beneficially owned by each reporting person 12,259,427 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.0%
14.	Type of reporting person (see instructions) IN

CUSIP No. 00448Q201	13D	Page 12 of 18 Pages

Item 1. Security and Issuer.

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“the SEC”) by Clarus Lifesciences II, L.P. (“Clarus II”) and other persons on August 22, 2008 (the “Schedule 13D”), and Amendment No. 1 to such Schedule 13D filed with the SEC on January 8, 2010 (“Amendment No. 1”), each relating to the common stock, $0.001 par value (the “Common Stock”), of Achillion Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D and/or in Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by appending the following:

On August 20, 2010, Clarus II purchased in a private transaction (the “Private Placement”) 4,875,502 shares of Common stock (the “Additional Shares”) at a purchase price of $2.49 per share as well as warrants to purchase up to 1,706,426 shares of Common Stock (the “Additional Warrant”) at a purchase price of $0.125 per share, for a total of $12,353,303.20.

The working capital of Clarus II was the source of the funds for the purchase of the Additional Shares and the Additional Warrants (together, the “Additional Securities”).

Item 4. Purpose of Transaction

The following is hereby added to Item 4:

All of the Additional Securities were acquired for investment purposes. Subject to the conditions and restrictions of the 10b5-1 trading plan adopted by Clarus II on November 1, 2009, the Reporting Persons may make additional purchases of securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, the Reporting Persons may decide to sell all or part of their investment in the Issuer. Except as set forth in this Schedule 13D (including this Item 4), none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 00448Q201	13D	Page 13 of 18 Pages

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) Clarus II is the record owner of 9,262,079 shares of Common Stock and warrants to purchase a total of 2,997,348 shares of Common Stock (the “Clarus Warrants”), the exercise of which is limited to the extent that Clarus II’s beneficial ownership would exceed 19.999% of the outstanding Common Stock on a post-exercise basis. As of the date hereof, all of the Clarus Warrants could be exercised without Clarus II’s beneficial ownership exceeding such percentage. Accordingly, Clarus II may be deemed to be the beneficial owner of 12,259,427 shares of Common Stock (the “Clarus II Shares”). As the sole general partner of Clarus II, Clarus II GPLP may be deemed to own beneficially the Clarus II Shares. As the sole general partner of Clarus II GPLP, Clarus II GPLLC may be deemed to own beneficially the Clarus II Shares. As individual managing directors of Clarus II GPLLC, each of the Managers may be deemed to own beneficially the Clarus II Shares.

In addition, Simon holds options (the “Simon Options”) to purchase a total of 65,000 shares of Common Stock. The option granted on August 20, 2008 to purchase 25,000 shares is immediately exercisable, the option granted on December 5, 2008 to purchase 20,000 shares permits Simon to purchase 5,000 shares at the first anniversary of the date of grant and an additional 1,250 shares at each three month anniversary thereafter, and the option granted on December 18, 2009 to purchase 20,000 shares permits Simon to purchase 5,000 shares at the first anniversary of the date of grant and an additional 1,250 shares at each three month anniversary thereafter. Accordingly, such options are exercisable for a total of 33,750 shares of Common Stock (the “Simon Option Shares”) within 60 days of the date hereof and Simon may therefore be deemed to be the beneficial owner of the Simon Option Shares as well as the Clarus II Shares, a total of 12,293,177 shares of Common Stock.

Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

The percentage of the Issuer’s Common Stock owned by each Reporting Person was calculated as follows:

(i) with respect to all Reporting Persons other than Simon, based on the sum of (A) 38,548,327 shares (the “10-Q Shares”) of Common Stock outstanding as of August 12, 2010 as reported on the Issuer’s Form 10-Q filed on August 13, 2010 for the quarter ended June 30, 2010, (B) 19,775,101 shares of Common Stock issued to all investors in the Private Placement (the “Private Placement Shares”), and (C) 2,997,348 shares of Common Stock issuable upon exercise of the Clarus Warrants (the “Clarus Warrant Shares”), a total of 61,320,776 shares; and

(ii) with respect to Simon, based on the sum of the 10-Q Shares, the Private Placement Shares, the Clarus Warrant Shares and the Simon Option Shares, a total of 61,354,526 shares.

(b) Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

CUSIP No. 00448Q201	13D	Page 14 of 18 Pages

(c) As described in Item 3.

(d) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(e) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Clarus II Shares beneficially owned by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The following paragraph is hereby added to Item 6:

In connection with the sale of the Additional Securities, the Issuer entered into (a) a Registration Rights Agreement with Clarus II and certain other investors in the Issuer, (b) a Securities Purchase Agreement and (c) Amendment No. 1 to the Third Amended and Restated Investor Rights Agreement, all as described in Form 8-K filed by the Issuer on August 20, 2010.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney dated as of April 11, 2008.

CUSIP No. 00448Q201	13D	Page 15 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 25, 2010

Clarus Lifesciences II, L.P.
By:	Clarus Ventures II GP, L.P., its general partner
By:	Clarus Ventures II, LLC, its general partner

By:	*
Robert Liptak
Manager

Clarus Ventures II GP, L.P.
By:	Clarus Ventures II, LLC, its general partner

By:	*
Robert Liptak
Manager

Clarus Ventures II, LLC

By:	*
Robert Liptak
Manager

*
Nicholas Simon

*
Dennis Henner

*
Jeffrey Leiden

*
Robert Liptak

*
Nicholas Galakatos

*
Kurt Wheeler

*
Michael Steinmetz

*By:	/s/ Robert Liptak
Robert Liptak, for himself and as Attorney-in-Fact

This Amendment No. 2 to Schedule 13D Amendment was executed by Robert Liptak pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 11, 2008, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.